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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                             JOHN H. HARLAND COMPANY
                                (Name of Issuer)


                          Common Stock, $1.00 par value
                         (Title of Class of Securities)


                                   412693103
                                 (CUSIP Number)

                               Daniel Schloendorn
                            Willkie Farr & Gallagher
                               One Citicorp Center
                            New York, New York 10022
                                (212) 821-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                September 9, 1996
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X].







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SCHEDULE 13D

CUSIP No. 412693103

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            George Soros (in his capacity as the sole proprietor of Soros Fund Management)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  a[ ]
                                                  b[ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                                    7.   SOLE VOTING POWER

                                         1,809,900

                                    8.   SHARED VOTING POWER
  SHARES
BENEFICIALLY                             0
 OWNED BY
REPORTING                           9.   SOLE DISPOSITIVE POWER
  PERSON
   WITH                                  1,809,900

                                    10.  SHARED DISPOSITIVE POWER

                                         0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,809,900

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                           [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.88%

14.     TYPE OF REPORTING PERSON*
        IA

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Item 1.           Security and Issuer

                  This statement on Schedule 13D (the "Statement") relates to shares of Common Stock, $1.00 par value (the "Common Stock"), of John H. Harland Company, a Georgia corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2939 Miller Road, Decatur, Georgia 30035. This Statement is being filed by the Reporting Person (as defined below) to report recent transactions in the Common Stock as a result of which the Reporting Person may be deemed to be the beneficial owner of in excess of 5% of the outstanding Common Stock.

Item 2. Identity and Background

                  This statement is being filed on behalf of Mr. George Soros (the "Reporting Person") in his capacity as the sole proprietor of an investment advisory firm conducting business under the name Soros Fund Management ("SFM"). This Statement relates to Common Stock held for the account of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), with its principal offices at Kaya Flamboyan 9, Curacao, Netherlands Antilles. Quantum Partners has granted investment discretion to SFM pursuant to an investment advisory contract.

                  SFM is a sole proprietorship of which the Reporting Person is the sole proprietor. SFM has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its sole business is to serve, pursuant to contract, as the principal

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investment manager to several foreign investment companies, including Quantum
Partners. SFM's contract with Quantum Partners generally provides that SFM is responsible for designing and implementing Quantum Partners' overall investment strategy; for conducting direct portfolio management strategies to the extent that SFM determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of Quantum Partners; and for allocating and reallocating Quantum Partners' assets among such other investment advisors and SFM.

                  Pursuant to regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), the Reporting Person (as the sole proprietor and the person ultimately in control of SFM) may be deemed to be a beneficial owner of securities, including the shares of Common Stock reported herein, held for the account of Quantum Partners as a result of the contractual authority of SFM to exercise investment discretion with respect to such securities.

                  The principal occupation of the Reporting Person, a U.S. citizen, is his direction of the activities of SFM, which is carried out in his capacity as the sole proprietor of SFM at SFM's principal office. Information concerning the identity and background of the Managing Directors of SFM is set forth in Annex A hereto and incorporated by reference in response to this Item 2.

                  Stanley F. Druckenmiller, a United States citizen ("Mr. Druckenmiller"), is a Managing Director of SFM at SFM's principal office. In addition, Mr. Druckenmiller owns a 75% interest in and is the sole managing member of Duquesne Capital Management LLC, a Pennsylvania limited liability company ("Duquesne LLC"), an investment advisory firm which is engaged in a variety of direct and indirect investments. Duquesne LLC has its principal offices at 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241-2591. Its principal business is to serve, pursuant to contract, as a discretionary investment advisor to institutional and individual clients.

                  Mr. Druckenmiller has informed the Reporting Person that Duquesne LLC manages a position for its clients representing 185,600 shares of Common Stock. Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, Duquesne LLC, by reason of its investment discretion over the accounts it manages for its clients, and Mr. Druckenmiller, by reason of his ownership interest in and position with Duquesne LLC, may each be deemed to be a beneficial owner of all the securities, including the Common Stock, held by the clients of Duquesne LLC.

                  The Reporting Person and Quantum Partners expressly disclaim beneficial ownership of such shares of Common Stock held by Duquesne LLC or any other shares of Common Stock not directly held for the account of Quantum Partners.

                  During the past five years, none of the Reporting Person or Quantum Partners or, to the knowledge of the Reporting Person, any other person identified in response to this Item 2,

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has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which such person has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Sources and Amounts of Funds or Other Consideration

                  Quantum Partners expended approximately $8,110,100.00 of its working capital to purchase the Common Stock which is reported in Item 5(c) as having been purchased for its account during the past 60 days.

                  The shares of Common Stock held by Quantum Partners may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in such margin accounts, subject to applicable federal margin regulations, stock exchange rules and the credit policies of such firms. The positions which may be held in the margin accounts, including the Common Stock, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.  Purpose of Transaction

                  Quantum Partners acquired for investment purposes all of the Common Stock reported herein. None of Quantum Partners or the Reporting Person, or to the best of the Reporting Person's knowledge, any other person identified in response to Item 2, has

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any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D under the Exchange Act. The Reporting Person reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer

                  (a) On the date of this Statement, the aggregate number of shares of Common Stock of which the Reporting Person may be deemed to be a beneficial owner is 1,809,900 (approximately 5.88% of the Common Stock outstanding).

                  (b) Pursuant to the terms of the contract between Quantum Partners and SFM, the Reporting Person may be deemed to have sole power to direct the voting and sole power to direct the disposition of securities held for the account of Quantum Partners, including the 1,809,900 shares of Common Stock held for the account of Quantum Partners.

                  The percentages used herein are calculated based upon the 30,781,406 shares of Common Stock stated to be issued and outstanding at July 31, 1996, in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, filed on August 14, 1996.


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                  (c) Except for the transactions listed in Annex B hereto or as otherwise described in this Item 5(c), there have been no transactions with respect to the Common Stock by Quantum Partners or the Reporting Person since July 21, 1996, 60 days prior to the date hereof.

                  (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of the shares of Common Stock reported herein, except that the respective partners of Quantum Partners have the right to participate in the receipt of dividends from, or proceeds for the sale of, securities, including the shares of Common Stock held by Quantum Partners, in accordance with their ownership interests in Quantum Partners.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

                  The Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer. From time to time, Quantum Partners may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, Quantum Partners or

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other clients of SFM may borrow securities, including the Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

Item 7.  Material to be Filed as Exhibits

         A. Power of Attorney dated April 16, 1996 granted by Mr. George Soros in favor of Sean C. Warren.



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Signature

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

September 19, 1996                         GEORGE SOROS

                                           By:/s/ Sean C. Warren
                                           Name:  Sean C. Warren
                                           Title:  Attorney-in-Fact

                                    ANNEX A

                  The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                                   Scott K.H. Bessent
                                   Walter Burlock
                                   Stanley Druckenmiller
                                   Jeffrey L. Feinberg
                                   Arminio Fraga
                                   Gary Gladstein
                                   Robert K. Jermain
                                   David N. Kowitz
                                   Elizabeth Larson
                                   Alexander C. McAree
                                   Paul McNulty
                                   Gabriel S. Nechamkin
                                   Steven Okin
                                   Dale Precoda
                                   Lief D. Rosenblatt
                                   Mark D. Sonnino
                                   Filiberto H. Verticelli
                                   Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been
(i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                                     Annex B


                     RECENT TRANSACTIONS IN THE COMMON STOCK
                           OF JOHN H. HARLAND COMPANY

                                   Date of              Nature of           Number of Shares   Price Per Share
For the Account of:                Transaction          Transaction
- -------------------                -----------          -----------         ----------------   ---------------
Quantum Partners LDC               09/06/96             Purchase                 11,100            $25.137
                                   09/09/96             Purchase                 27,200             26.090
                                   09/09/96             Purchase                 20,500             25.838
                                   09/10/96             Purchase                 34,900             26.297
                                   09/11/96             Purchase                 52,500             26.607
                                   09/12/96             Purchase                 39,000             26.560
                                   09/13/96             Purchase                 22,500             27.172
                                   09/16/96             Purchase                 36,000             27.422
                                   09/17/96             Purchase                 39,400             27.310
                                   09/18/96             Purchase                 20,200             28.055